Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees on April 15, 2015:

For U.S. employees: How will my ESPP shares be taxed?

Information on United States Federal Taxation of Baker Hughes Equity Awards

The following is a general summary under current law of certain United States federal tax consequences to a Baker Hughes employee who is a citizen or individual resident of the United States relating to the treatment of the employee’s Baker Hughes equity awards in connection with the acquisition of Baker Hughes by Halliburton pursuant to the agreement and plan of merger, entered into on November 16, 2014 (the “merger agreement”).

This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. Tax laws are complex and subject to change and may vary depending on your individual circumstances and from locality to locality. This summary does not discuss all aspects of U.S. federal taxation that may be relevant to you in light of your personal circumstances, and the amounts of cash and the numbers of Halliburton shares included in the examples below do not reflect any withholding taxes that may apply to your awards. This summary is not tax advice. You should consult your own independent tax advisor as to the specific tax consequences to you.

We intend to continue offering participation in the Baker Hughes Employee Stock Purchase Plan (ESPP) for any complete offering periods that end before the merger closes. If the merger closes during an offering period, any contributions you made for that offering period will be refunded to you.

When the merger closes, if you hold Baker Hughes shares that you purchased through the ESPP in a previously completed offering period, each of your ESPP shares will convert into the right to receive $19 in cash and 1.12 Halliburton shares. The tax treatment of your ESPP shares when the merger closes generally should be the same as the tax treatment of shares held by Baker Hughes’ U.S. shareholders generally. The following is a brief summary of such tax treatment. For additional information about such tax treatment, please refer to Q10 under “Stockholder Information” on the go/redblue FAQs webpage.

Please note that the following summary does not address the tax treatment of any cash that you may receive in lieu of any fractional Halliburton shares on conversion of your ESPP shares. The following summary also assumes that any cash that you receive on conversion of your ESPP shares does not have the effect of a distribution of a dividend under the Internal Revenue Code. You should consult your own independent tax advisor for information about the tax treatment to you of any cash that you may receive in lieu of fractional Halliburton shares and about the possibility that all or a portion of the cash that you receive on conversion of the ESPP shares will be treated as a dividend.

Following the merger, you will be subject to tax when you sell the Halliburton shares that you received on conversion of your ESPP shares when the merger closed. This tax treatment will depend on how long you hold the shares before you sell them.

            Example 1: Tax Treatment of ESPP Shares When the Merger Closes

For the following example, assume the following:

•	You participated in the ESPP offering period that began on July 1, 2014 and ended on December 31, 2014.

•	On July 1, 2014, the price of a Baker Hughes share was $73.91. On December 31, 2014, the price of a Baker Hughes share was $55.92.

•	On December 31, 2014, you purchased 100 Baker Hughes shares under the ESPP.

•
Because the purchase price under the ESPP is equal to 85% of the lesser of the Baker Hughes share price on the first and the last day of the offering period, the purchase price for your ESPP shares was $47.53 per share ($55.92 x 85%), or $4,753 in the aggregate ($47.53 x 100 shares).

•	You do not sell any of your ESPP shares before the merger closes.

•	The merger closes before the end of 2015.

•	The value of a Halliburton share when the merger closes is $50.

When the merger closes, you receive $1,900 in cash ($19 x 100 shares) and 112 Halliburton shares (1.12 x 100 shares). The Halliburton shares have a value of $5,600 ($50 x 112 shares). Therefore, the combined value of the cash and Halliburton shares that you receive minus the price that you paid for the ESPP shares is $2,747 (($1,900 in cash received + $5,600 value of shares received) – $4,753 purchase price).

The $1,900 in cash that you received for your ESPP shares is recognized as capital gain of $1,900 when the merger closes. Because you purchased the ESPP shares within the one year period before the merger closes, your gain is short-term capital gain. For more information regarding the tax consequences of the conversion of Baker Hughes shares to Halliburton shares, please see the discussion under “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” in the Baker Hughes and Halliburton joint proxy statement and prospectus filed with the Securities and Exchange Commission on February 18, 2015.

Your tax basis in your Halliburton shares is $2,853 (the $4,753 purchase price – the $1,900 cash that you received). This tax basis will be used to calculate your capital gain or loss when you sell your Halliburton shares, as described in Examples 2 and 3 below.

            Tax Treatment of ESPP Shares When You Sell the Shares After the Merger Closes

You will be subject to additional tax when you sell the Halliburton shares that you received on conversion of your ESPP shares. The amount of this additional tax will depend on whether you meet the following two holding periods when you sell the shares:

•	You held your ESPP shares and the Halliburton shares for a combined period of at least 24 months after the first day of the ESPP offering period in which you purchased the shares; and

•	you held your ESPP shares and the Halliburton shares for a combined period of at least 12 months after you purchased the shares on the last day of the ESPP offering period.

Because each offering period under the ESPP is six months, if you purchased your ESPP shares more than 18 months before you sell your Halliburton shares, you will have met both holding periods.

            Example 2: ESPP shares for which you meet the holding periods

For the following example, assume the same facts as in Example 1 and the following:

•	You sell your Halliburton shares after July 1, 2016. Therefore, you meet both the 12-month and the 24-month holding periods.

•	You sell your Halliburton shares for $55 per share, or $6,160 in the aggregate ($55 x 112 shares).

When you sell your Halliburton shares, you recognize ordinary income in an amount equal to the lesser of the following two amounts:

•	The sale price for your Halliburton shares minus the price that you paid for your Baker Hughes shares. This equals $1,407 ($6,160 – $4,753); or

•	The value of your Baker Hughes shares on the first day of the offering period minus the price that you paid for the shares. This equals $2,638 ($7,391 – $4,753).

Therefore, you recognize ordinary income of $1,407.

When you sell your Halliburton shares, you also recognize capital gain (or loss) in an amount equal to the sale price minus your tax basis in the shares minus the amount of ordinary income that you recognized. Therefore, you recognize capital gain of $1,900 ($6,160 sale price – $2,853 basis - $1,407 ordinary income recognized). Because you purchased the ESPP shares more than one year before you sold the shares, your gain is long-term capital gain.

            Example 3: ESPP shares for which you do not meet the holding periods

For the following example, assume the same facts as in Example 1 and the following:

•	You sell your Halliburton shares on November 1, 2015. Therefore, you do not meet either the 12-month or the 24-month holding period.

•	You sell your Halliburton shares for $45 per share, or an aggregate of $5,040 ($45 x 112 shares).

When you sell your Halliburton shares, you recognize ordinary income in an amount equal to the value of your Baker Hughes shares when you purchased the shares minus the price that you paid for the shares. Therefore, you recognize ordinary income of $839 ($5,592 - $4,753).

When you sell your Halliburton shares, you also recognize capital gain (or loss) in an amount equal to the sale price minus your tax basis in the shares minus the amount of ordinary income that you recognized. Therefore, you recognize capital gain of $1,348 ($5,040 sale price - $2,853 basis - $839 ordinary income recognized). Because you purchased the ESPP shares within the one year period before you sold the shares, your gain is short-term capital gain.

For U.S. employees: May I elect to receive additional Halliburton shares in lieu of cash for my shares of Baker Hughes common stock?

No. When the merger closes, each Baker Hughes share held by each shareholder, including each employee, will convert into the right to receive $19 in cash and 1.12 Halliburton shares. There will be no opportunity to elect to receive additional Halliburton shares in lieu of cash.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.